Exhibit 99.(a)(4)

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Saturn (the “Offer”) is being made by RT Canada Acquisition Corp. (the “Offeror”), a wholly-owned indirect subsidiary of Jupiter.

This communication is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular to be delivered to Saturn and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Saturn shareholders.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, Jupiter will be filing with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Saturn is expected to file a directors’ circular with respect to the Offer. Jupiter will also file with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Saturn is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF SATURN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Jupiter’s website, www.jupiter.com.

While the Offer is being made to all holders of Saturn common shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Jupiter may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

The Offer will be made to holders in Belgium of shares and/or certificates admitted to trading on Euronext-Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of shares and/or IDRs in Belgium (the “Belgian Supplement”) is expected to be approved by the Belgian Banking, Finance and Insurance Commission. Once such approval has been obtained, the offer and takeover bid circular can be made available in Belgium to holders of shares and/or IDRs together with the Belgian Supplement.

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The Offer will be made to holders in France of shares admitted to trading on Euronext-Paris.

An announcement including the main information relating to Jupiter’s Offer documents will be prepared and released pursuant to article 231-24 of the AMF General Regulation and will contain  information relating to how and in which time limit Saturn shareholders residing in France can accept this Offer.

Forward-looking statements

This communication contains statements which constitute “forward-looking statements” about Jupiter and Saturn. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Jupiter or Saturn. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Jupiter’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Saturn’s most recent periodic reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Nothing in this communication should be interpreted to mean that the future earnings per share of Jupiter will necessarily match or exceed its historical published earnings per share.

Other than in accordance with their legal and regulatory obligations (including, in the case of Jupiter, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Jupiter nor Saturn is under any obligation and each of Jupiter and Saturn expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Pro Forma Financial Information

Pro forma financial amounts for 2006 included in this communication are derived from the published financial statements of Jupiter and Saturn for the year ended 31 December 2006. Saturn prepares its financial statements under United States generally accepted accounting principles (“US GAAP”) and Jupiter prepares its financial statements under International Financial Reporting Standards (“IFRS”). US GAAP and IFRS differ in certain significant respects. For the purposes of this communication, amounts determined under US GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma

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information for the combined business prepared on a consistent basis under either US GAAP or under IFRS could differ significantly from the pro forma information presented herein. In addition, to this pro forma information does not constitute “Pro Forma Financial Information” as it is defined in Article 11 of Regulation S-X of the SEC.

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Rio Tinto 12.7.07 8.15am

Speaker key

AV          Andrew Vickerman

TA          Tom Albanese

GE          Guy Elliott

J              John, Coordinator

C             Callers - various

AV          Good morning or good afternoon everyone, depending on where in the world you are. And thank you very much for joining us at relatively short notice today. My name is Andrew Vickerman; I’m global head of communication and external relations for Rio Tinto. And on the line from Rio Tinto today, in Montreal is Tom Albanese, Rio Tinto chief executive, and here in London is Guy Elliott, Rio Tinto chief financial officer. The format of the call is I’ll hand over to Tom, who will make the opening remarks, then there will be some comments from Guy, and there will be plenty of opportunity at the end of Tom and Guy’s comments for questions, which you’ll pass over to the operator to feed through. And when people do ask questions, I would ask that you state your name and the media that you represent before asking your question. With that let me hand over to Tom.

TA          Thank you Andy and good morning everyone. Today we have announced the recommended all cash offer of US 101 dollars per share for each Alcan share. This amounts to a total consideration of US 38.1 billion for the entire equity of Alcan. We believe this is a compelling offer for Alcan shareholders. We are offering the certainty of cash at a premium of 65.5% to Alcan’s all time closing high share price prior to May 7th, and a 32.8% premium to Alcoa’s current offer. This offer has been unanimously recommended by the Alcan board of directors. Their board also fully endorses our commitment to Alcan’s continuity agreement with Quebec, under which we will continue to make a significant contribution to the social and economic wellbeing of Quebec and its communities. First and foremost, this transaction is consistent with our strategy of investing in high quality, long life, low cost assets, and our approach to value. It will bring together two leading and complementary aluminium businesses, in a powerful combination of high quality, competitively positioned assets. Aluminium is an excellent business to be in; the outlook for the sector is very strong. Aluminium is an attractive metal for a number of applications, such as transport and consumer packaging. It is strong and lightweight and can be recycled, so reducing energy consumption and contributing to the lowering of green house gas emissions. The demand outlook for the next ten years is quite positive, with expected real demand growth for 2011 of 6%. And demand growth in China alone of 15% per year. In fact global demand growth over the last four years has been even higher, globally at 7.7% per annum, which comfortably exceeds the rate of growth of copper demands of 4%, just as an example. We have seen China’s demand for steel, copper and aluminium ramping up in recent years, with its share of global consumption now representing between 20% and 30% of our global demand of copper and aluminium, and over 40% for traded seaborne iron ore. If history is a guide we will see a demand from an increasingly urbanised India, following a similar trajectory. This transaction would round out these three metals, putting us in an exceptional position to benefit even more from the China story. Rio Tinto Alcan will be the new industry leader in the aluminium industry. Based on current production Rio Tinto Alcan will be the number one in bauxite and aluminium smelted metal, and a leader in alumina with clear pathways for future growth in that area, such as the recently approved expansion of our existing Yarwun refinery in Australia. This deal adds diversity and balance to the very strong earnings of our other product groups, especially copper and iron ore, which are certainly benefiting from China’s exceptional growth and its future outlook. The combined group have a strong growth pipeline throughout the value chain. These growth plans include bauxite mining in Australia and Guinea, refinery expansion in Yarwun and Gove in Australia, and new smelter capacity in Canada, the Middle East, Iceland, South Africa and Malaysia. Alcan has high quality assets and a distinct and sustainable cost advantage in aluminium smelting, with 83% of its smelting assets in the lowest two cost quartiles. This advantage is enduring and comes from its excellent access to hydro power through both its own supply and its long-term contracts. This will become increasingly valuable as energy becomes more expensive and carbon emissions are either restricted and/or priced. One of the great benefits of hydro power is its very, very low carbon footprint. Sustainable development is the fundamental pillar of our strategy, and Alcan’s access to this power supply adds to our existing climate change and energy strategy. And an example of this would be our recent announcement that we are investing in the development of low carbon energy through carbon capture and storage with our joint venture with British Petroleum, known as Hydrogen Energy. And there’s a very good story to tell on technology. Alcan’s smelting technology is the industry benchmark, and its proprietary AP technology leads the market in smelting R&D and will lead to even further improvements in energy, in carbon efficiency into the future. Now I would like to hand over to Guy, who will talk about some of the financial aspects of the deal.

GE          Thank you Tom. The financial rationale of this transaction is strong. We expect the acquisition to be both earnings accretive and cash flow positive in the first year, and value enhancing for Rio Tinto shareholders. By this I mean positive in net present value terms. Shareholders will benefit from approximately 600 million US dollars of post tax synergies annually, largely derived from our complementary assets in northern Australia, but also from synergies available in R&D, procurement, corporate and other overheads. We intend to retain our focus on mining and metal activities by the divestment of Alcan’s packaging division, as jointly agreed with Alcan. The Engineered Products division will be retained and Rio Tinto will focus on managing the portfolio for optimum value. Now, we remain committed to maintaining a strong balance sheet and a single A rating, and we will therefore seek to de-leverage the balance sheet upon completion of the transaction. This will be achieved partly by the divestment of the packaging division. The increased overall size of Rio Tinto following the transaction will also provide the opportunity for a strategic review of all Rio Tinto assets, focusing on those which lack the scale and long-term competitive position to belong to the larger group. And now I’ll hand you back to Tom.

TA          Thank you Guy. Finally I want to stress our commitment to our host countries. We have a strong history of commitment to Canada and Quebec, through QIT, through IOC and through our Diavik diamond mine. And we will continue to invest heavily in resource infrastructure. The combined aluminium product group will be renamed Rio Tinto Alcan, and have its headquarters in Montreal, thus creating opportunities for local stakeholders and local employees. It will be headed by Alcan’s CEO, Dick Evans, and Rio Tinto will be appointing a chief financial officer. There are benefits for our largest asset base in Australia, of course. It gains a key role as industry leader in aluminium. Mining and refinery we manage globally from Brisbane, and will combine complementary Australian and New Zealand assets. Rio Tinto’s Australian shareholders will now benefit from Alcan’s Australian assets being combined into the new group. So, to sum up, we’re offering Alcan’s shareholders an attractive premium, attractive certainty and a unanimous recommendation of the Alcan board. This transaction brings two businesses with complementary asset portfolios and a common view of the right strategic business model to deliver long-term value for stakeholders. It is a milestone in Rio Tinto strategy, building a portfolio of high quality, long life, low cost assets. Both companies are seen as leaders in safety, environment and sustainable development, and we both have similar strong corporate values in culture, which I’m sure will aid to the seamless integration. We strongly believe that the quality of the combined assets, the skills, the experience and the scale will be a key competitive advantage in the current environment of rising costs, and an increasing focus on climate change. And we will take advantage of the excellent outlook in the aluminium sector. Thank you very much for your time. I will now be happy to answer any questions you have, and I’ll hand this back to Andy.

AV          Thank you Tom, thanks Guy. John, over to you, if you’d like to pass over to the first questioner.

J              Thank you. The first question we have is from the line of James Regan of Reuters News.

C             Hello everybody. Just one question, Tom; what does your future look like at Rio Tinto post the merger?

TA          This transaction will have me as the chief executive of Rio Tinto; I’ve been in this position since 1st May. And we’ll have a series of product groups, aluminium, iron ore, copper, diamonds and minerals and energy reporting to me in the same structure that we had before this transaction. So, the overall structure of the Rio Tinto organisation will stay unchanged, with a bulked up aluminium product group.

C             I see. So, your job stays the same, is that correct?

TA          Correct.

J              The next question we have comes from the line of Sinclair Stewart of Globe and Mail.

C             Number one, I’m just curious as to how you got to this evaluation which looks like, obviously, a huge premium to what Alcoa was offering. Number two, I guess for Tom, I’m just wondering since North Ltd in 2001 you haven’t really made a really big acquisition; why aluminium and why now?

TA          Perhaps, Guy, if you start off with the valuation question, and I’ll round off with the discussion on acquisition and acquisition timing.

GE          Sinclair, look, this was an auction, and there is one part of the auction which is in the public domain, which is the bid which has been made by Alcoa, but there was also another auction that was being conducted amongst one or more other white knights. And that was the means in which we arrived at this price. Now, we think this is a fair price and will generate value for our shareholders. We think this is a very high quality asset, and it is absolutely in keeping with the strategy of Rio Tinto, which has always been to focus on value and quality. And I can tell you that in this case Alcan completely conforms to that model, given the quality of its assets and its access to long-term hydro power supply.

TA          Thank you Guy. And I think that leads nicely into my response. If you look to the long history of Rio Tinto, and we have a long and successful history of growing and building the business through organic growth, that organic growth being both Greenfield and Brownfield, and also through M&A. And we don’t necessarily do M&A every single year, but when we do it it has been successful, and it has been very important for the development of the business. Now, I was involved in the North transaction, and they asked the same question then, why hadn’t something happened for x number of years; again, we don’t have to do something every year. But I would add that more recently we’ve had a number of transactions that would seem large at the time, the Hope Downs transaction, in the Pilbara, very important for our expansion and growth plans in iron ore, was done in a very strong market. And we were able to add considerable value to the integration with existing assets, capabilities and competencies that we have in the Pilbara. And then more recently, as you know, we were involved with the Ivanhoe transaction, Oyu Tolgoi. And, as you know, I was also personally involved in that, and that was something that we also saw as very important for rounding out the future copper growth profile and building up our asset base with businesses that are complementary with strategy and will be seen as the leading players in that particular sector in the coming years.

C             Could you help me understand why aluminium particularly?  Obviously there have been a ton of base metal companies in play in the last several years, and I’m wondering why the move to aluminium now.

TA          Again, we’ve been in the aluminium business for a long time. This goes back a series of decades, and I would say we’ve had an aluminium business which has been a regional leader in the Australasia area which, by the way, has been nicely positioned for the whole Asian story over the past several decades. What this does is it expand that regional footprint to truly the leading global footprint. And it basically is a metal that we like and I like. I think it’s going to be all about the China story. If you look ahead, and in the past three to five years the three key metals that you can associate with the growth of China and, just as importantly, the urbanisation of China have been steel, copper and aluminium. And we already have a very strong, very leading position in steel via our interests in iron ore, in copper, and this rounds that out nicely with being the global leader in aluminium.

J              The next question is from the line of Jamie Freed of the Sydney Morning Herald.

C             I was wondering why you decided to do this in all cash, and if the Alcan board insisted upon that. And if you had considered using limited script, or would consider equity raising in the future?

GE          I think that we were seeking to differentiate ourselves from the offer that was on the table from Alcoa, which, as you know, is an equity and cash offer. We are also differentiated, by the way, in terms of antitrust, because while we of course have to file antitrust documents, the level of overlap is much less. So, there is an important difference between our offer and Alcoa’s. Now, there is no demand for equity. And it is interesting, I think, that recent deals in our sector have been done mostly for cash, and I think you could say in a way that cash is king at the moment. So, there was no demand for paper. Yes, it takes our gearing up a bit, but then I think that our balance sheet was getting quite strong. You ask whether we’re considering raising equity; as a matter of fact what our present balance sheet is looking like is that we are generating cash at a terrific level, about $1 billion a month, and in addition to that we’re going to be adding the Alcan business, and we’re going to have the cash inflow from selling the packaging business and selling also those businesses that result from that review, which I spoke about a moment ago. So, for all these reasons it’s not clear to us that we need to raise any equity, so for all these reasons we’ve paid cash and we’ve geared up.

TA          I would just like to add that I do see this as being very much part of the compelling offer to Alcan shareholders. This is something that they see as certainty, and better certainty, not only from an all cash standpoint, but in the other context as Guy referenced.

J              The next question is from the line of Robert Lea of the Evening Standard.

C             I just wondered whether you can give me some indication of the amount of money you expect to get back from both divestment of Alcan’s packaging business and the businesses within Rio Tinto that you are looking to potentially divest. And in the interim, what are the details of your financing which is allowing you to actually pay this money in cash upfront?

GE          We haven’t started a process of the packaging sale, although I think that Alcan have entertained a few proposals. I’m not going to give a target amount for the packaging sale, but it will be a significant amount, several billion dollars. The other businesses, well we haven’t done our review yet of the enlarged Rio Tinto, so, as a result, I can’t tell you which businesses we might be selling and what they might raise. But what I said in answer to the previous question is that we are going to raise significant amounts of money from this process of asset sales, probably into double figure billions. Now, you asked for details of the financing; the debt has been put up by four banks, Royal Bank of Scotland, Deutsche Bank, Credit Suisse and Société Générale, so they have made available the finance and that will be syndicated in due course.

C             In terms of the businesses which may be up for sale for Rio Tinto, you gave us the indication that those lack scale or worldwide position, just to give me a guide what sort of busnesses might that include?

TA          Coming in as the new chief executive, looking ahead at the business I think that Rio Tinto has always been most successful by managing fewer larger businesses. We have a small head office in London; as a matter of fact later this year we’re going to be moving to an even smaller head office of only about 50 people. And we can do that by having businesses that are of scale, of durability and of competitive advantage. Looking ahead, I don’t want to be too prescriptive on what may or may not meet that set of criteria, because what we have in all of the businesses that we’re acquiring with Alcan, but also all through the Rio Tinto organisation, are strong, robust businesses themselves. We do not have a situation here where we have businesses that are in trouble or businesses which are losing money; every single business we have in Rio Tinto is robust, is making money and is generating cash flow. The question becomes does someone else see more value from it than we do, and of course we have to test that.

J              The next question comes from the line of Tony Grant-Taylor of the Courier-Mail in Brisbane.

C             I was going to answer the very appropriate question about where do the headquarters go in some places, but I think you’ve answered that in a sense. The more general one of

Alcoa suggest they can take $1 billion in synergies out of the situation, and I suppose that almost means do you expect a contest to go on here?

TA          In the context of Brisbane, first of all I want to emphasise that Brisbane would be one of the cities where we had the largest aggregation of businesses and professionals if we look around the full suite of the Rio Tinto organisation. And, again, if I look at those cities around the world which have been essentially the hubs of the hub and spoke organisation that has been evolving over the past few years of Rio Tinto, those cities include Brisbane, include Perth in Australia, with support from Melbourne of course, Salt Lake City in the United States, and in the London area. And certainly we will round that off with an equivalent support hub in Montreal when this is all integrated. Brisbane remains the headquarters of our Rio Tinto core Australia business, and where our global head of technology innovation is located, and recently, as a consequence of recent other technology innovations, we have based our new head of innovation, John McGagh, in Brisbane. He’s an Australian, but he’s returning back to Brisbane after a few years in North America. We also have quite a large shared servicing complement as we look ahead, specifically with respect to the aluminium business. While we have announced that we are going to be having the headquarters of the aluminium business, in terms of the product group itself, in Montreal, the new larger bauxite and refining business will now be concentrated in Brisbane.

GE          These synergies are 600 million dollars US, after tax, annually, and we think that we’re going to get half those synergies in 2009, and reach the full run rate in 2010. They are entirely in the upstream business; not in the downstream business. As I said, they’re going to be partly derived from our complementary assets in northern Australia, where there is obviously overlap, but also R&D, procurement, financial tax integration, overhead, corporate benefit. So, I think there are some meaningful synergies here. They are probably different from the ones that Alcoa has, but nevertheless we think that they are a very real and a meaningful part of our value creation that is coming out of this transaction.

J              The next question comes from the line of Andrew Trounson of the Australian newspaper.

C             I just wanted to ask why you didn’t move on Alcan earlier, because you’re having to pay out this huge premium now you’re moving once it became an auction. I’d like to know the thinking there as to why you didn’t move earlier. And as a follow up on that, do you think that the number that you put out there today is a knock out blow?

TA          As you know, and I think as we’ve talked about, we’ve continued to keep the ruler run on everything out there in the industry sector. And, for a variety of reasons, we felt that this was the best time. I think this is a very competitive price, and I think this is something that the shareholders of Alcan will like, and certainly which the board of Alcan liked, endorsed and unanimously accepted.

C             And why didn’t you move any earlier?  Why did you wait for Alcoa to go first?

TA          Well, someone can always look back and pick the best and the worst times for anything. As Leigh has said, be careful about viewing the road ahead through the rear-view mirror, so what I’m doing is I’m viewing the road ahead.

J              The next question comes through from the line of Ben Sharples from AAP.

C             I just had a question regarding the review of your asset base and the focusing on the assets which are long-term competitive position. What areas of your business will you be specifically looking at?

TA          As I said earlier, I don’t want to be overly prescriptive about that. It’s going to be a complex equation looking at components of the long-term nature of the businesses, what our opportunities for growth are in those businesses, the competitive landscape, not only for mining, but more importantly whatever sector or sub-sector those businesses might be in, and also are there people out there in the marketplace that would see greater value, because they might see greater complementarity [sic] or greater synergies than we would in our corporate organisation and general range of businesses. And maybe to give one example that would meet these kinds of criteria. Again, it is one of many examples, and I don’t want to be over prescriptive or seen to be having an answer, because we want to go through this process, and that would be real estate within London. We’ve seen tremendous increases in value in the real estate market in London, and we have the good fortune of sitting with our 6, St James’s office on one of the prime pieces of property in one of the prime places in London. Now, we’ve had that property since probably before I was a boy, and its original cost basis would be quite a bit less than it is today. We are in the process of completing the planning permits, and redeveloping it, so later this year we will move out to different office accommodation while this office is redeveloped into modern facilities that are going to be in demand in that part of the city for very, very senior multi-tenant applications. Now, this property is probably worth in the range of several hundred million pounds; not dollars, but pounds. I think it’s fair to say that it is probably worth more than several business units on that basis. Are we in the business of holding low basis assets in our balance sheets that have a market value of several hundred million pounds?  Probably not. So, that would be the kind of criteria we would look at.

J              The next question is from the line of Russell Lynch of PA.

C             I’m just wondering how many jobs or how many people the combined group will employ. You also employ, I think, a total of around 2,600 people in the UK, and I was wondering if you had any plans to potentially cut that number at all?

TA          The Rio Tinto organisation has 30,000 employees, and the Alcan business, again, less the packaging would be a number over that. They have a number of other businesses around the group. Within the Rio Tinto organisation, before this transaction, we have roughly 500 professionals that are located either in the London, Bristol or Guildford areas, and we will consolidating those, for the most part, in the new building we’re building now near Paddington, and again this corporate office of 50 I referred to, which will be located, for the time being, in the City, in Aldermanbury Square. There are also a number of smelters. We have a smelter in Anglesey in Wales. And there are smelting assets in Alcan. As you know, the biggest issue around the smelting would be in the limited life of the power contracts on the Anglesey smelter, and its reliance on a nuclear power facility, which is scheduled for phase out. Now, there’s active discussion in Wales about the role of nuclear power and the importance of this business in Anglesey, but I would say that completely independent of this transaction.

C             Would you say that there are UK jobs to go as a result of this?

TA          Well, we have been expanding our UK presence as we’ve been building up these hubs and spokes around shared services. So, I would say there would be no meaningful impact one way or another in this particular area.

J              The next question comes from the line of Brett Foley of Bloomberg News.

C             Just a quick question. Guy mentioned earlier that the auction process that Alcan are going to tend several potential buyers; how keenly competitive do you think that process was?  Also there is a relatively significant break fee; how likely do you believe it is that the process will continue to roll on here with other bids?

TA          I think that the break fee is consistent with recent transactions, and certainly recognised as the competitive environment.

GE          You would have seen an announcement which was made by Alcan earlier in the week which referred to the existence of multiple standstill and confidentiality agreements, and the fact that they were entertaining discussions with various parties. Now, we don’t know the details of that; that’s something that you will have to ask Alcan. But I believe it was keenly competitive, both in the public and in the private domains. As Tom said, yes, we’ve got a break fee, but our objective is to win this transaction; we think that we will do that because of the clean cash nature of the offer, the premium that we’re offering and the relative lack of conditions that apply to our offer compared to others. So, we don’t think the break fee is going to relevant, although obviously it is there.

J              The next question comes from the line of John Dury from the Australian Newspaper.

C             Guy, could you give us a feel for the multiples you’re paying on an EBIT DA basis?  And also what this means for Rio Tinto in terms of gearing, in terms of interest cover or debt to equity ratio immediately after the deal, and how you would see the company a couple of years down the line?

GE          I can’t give you a forecast of profits. But if I was to use just analysts’ numbers for the business, and these are not, of course the numbers we would use, but if you used consensus analysts’ earnings, based on forecasts made by analysts a few months ago, not right up to date, the multiple that we’re paying in terms of enterprise value over EBIT DA, after synergies, is under 14 times. Sorry, that’s the PE. On enterprise value over EBIT DA for 2008, again based entirely on analysts’ numbers, is under ten times. Now, these multiples, if you look at them, those are both after our synergy numbers, are below the median of multiple that you would see amongst the majors in our industry at the moment. I would also say that we are not using analysts’ consensus prices for our forecast. Our forecasts of the future aluminium prices are much closer to the forward market in aluminium. So, the backwardation that exists in the forward market is much gentler than the backwardation in analysts’ consensus, which is much steeper. So, we’re a bit more optimistic than that, and for those reasons we think that the multiples we’re paying are reasonable. In terms of gearing, we will be approaching 60% after this transaction, but, as I said earlier, while that is quite a stretch in terms of gearing, our intention is to restore ourselves to a stronger balance sheet than that with a single A rating, and that we will do through the very strong cash generation that we already have, plus the asset sales which we’ve touched on already in this call.

TA          Thank you very much. I just want to close off again with a key point. I do believe that this transaction and this offer is a compelling offer for Alcan shareholders. This is consistent with Rio Tinto’s strategy of acquiring high quality, long life, low cost assets in our approach to value. I believe the aluminium sector fundamentals are strong and attractive. And if there is any single thing that I can say about that is it’s going to be all about China, and then watch India. This will establish Rio Tinto as a new global industry leader in this sector. It will be value accretive to Rio Tinto shareholders in the first year, and certainly benefits for the host countries in Canada, Australia and France. Thank you Andy and thank you everyone.

AV          John, I think there are three more questions. We’ll take those.

J              The next question comes through from the line of Barry Fitzgerald of the Age Newspaper.

C             You’ve obviously paid top dollar, or are in the process of paying top dollar, and I think in your earlier presentation you ran through just about where Alcan fit in the global cost curve; was I right that it’s not the lowest cost around, is the impression I got?  Is that impression correct?

GE          We’re paying a higher price, obviously, than has been in the market recently and that has been offered by others. But this has been an auction, as I mentioned already, and it is to gain control of a truly high quality asset. And there are political dimensions here. I mean, we have, in addition to this, been able to present ourselves in a fashion which I think is well understood and accepted by the countries which are the hosts of the Alcan assets. Now, that’s an important part of the overall offering. Now, when we come to the question of costs, the position of the Alcan asset is remarkably strong. We have a situation in which more than 80% of the Alcan assets are in the first or second quartile of the international cost curve, more than half are in the first quartile. There is a little piece of about 17%, which is high cost, third quartile. Now, that is a very unusual position for such a large producer to have. It is certainly superior to the other bidder that bid for this asset. Now, when we put this together with our business, which has a very strong alumina business particularly, we think we’re going to have a very winning combination. And it goes absolutely to the strategy that we’ve always followed to focus on high quality assets. If you look at the duration of the contract, the hydro contracts that exist here, and the ownership of hydro assets, this asset will be with us for many, many decades. In fact in two cases, one in Quebec and one in BC, the rights are perpetual. Now, that is a very long-term business of high quality and it is well worth what we’re paying.

J              The next question is from the line of Andrew Blaney of Platts.

C             Guy touched earlier briefly on the antitrust issue and mentioned the overlap compared with the Alcoa bid was considerably smaller. I just wondered if you could give us an idea of what sorts of assets may come under the view of the regulators on this?

GE          There are three sorts of asset that are going to be looked at here: there is bauxite, which is the raw material, there is an alumina, that’s the refined bauxite, and finally the aluminium metal. Now, at the present time the Rio Tinto position in bauxite is number six in the world, and Alcan is number seven in terms of production. In terms of alumina, Rio Tinto is number eight and Alcan is number five. And in terms of aluminium metal, Rio Tinto is number eight again, and Alcan is number four. Now, these, as we’ve said, will put us into leading positions in all three of those areas compared to everybody else. In the case of alumina, not immediately, but only with the completion of various projects that are under way. That is one of the reasons why we’re doing this; this is a very strong leader that we are creating. But the concentration in the individual products we don’t think is particularly problematic. Of course we must respect what the antitrust authorities demand of us, and we’ll be submitting very detailed analyses of this in both Europe, the US and elsewhere. I can’t predict what those will be, but I think anybody examining it closely would see that the combination with Alcoa would, of course, reach much higher levels of concentration because they’re starting position, in general, is stronger than Alcan’s; whereas ours, in general, is weaker. So, for that reason alone, you can see that we are a much easier combination to approve. So, thank you very much everybody and back to you, Andy.

AV          Thank you very much Guy. Thank you everybody for joining this morning, this evening, not really sociable hours; we do appreciate it.